Exhibit 4.3

[Ellomay Capital Letterhead]
[Date]
[Name]

Re:           Indemnification Undertaking

Dear [Name]:

We, the undersigned, Ellomay Capital Ltd, hereby irrevocably and (except as set forth in section 3 below) unconditionally, agree and undertake to indemnify you for potential losses, costs, fines, liabilities, claims, penalties, damages, expenses, payments and other amounts ("Liabilities"), that you pay, or become obligated to pay, incur or suffer pursuant to, or in connection with, your capacity as an Office Holder, or any demands or claims which arise from, or are related to, your capacity as an Office Holder, as set forth below. By counter-signing this indemnification undertaking (this "Undertaking"), you thereby indicate your acceptance to the terms of this Undertaking.

For purposes of this Undertaking, references to the “Company”, “us” or “we” refer to Ellomay Capital Ltd. and references to “Office Holder” or “you” shall refer to you in your capacity as an Office Holder of the Company and/or another entity in which the Company holds shares or has interests and has requested your service as an Office Holder in such entity, and your heirs, executors and administrators.

Definitions

1.           In this Undertaking the following capitalized terms shall have meaning as set forth below:

1.1.           “Action”, or any derivative thereof, shall also include any decision to act or not to act or a failure to act, and including your Actions before the date of this Undertaking that were made during the term you served as an Office Holder in the Company and/or another entity in which the Company holds shares or has interests and in which you serve as an Office Holder at the Company’s request.

1.2.           “Companies Law” means the Companies Law, 5759 - 1999, as amended from time to time.

1.3.           “Office Holder” as defined in the Companies Law.

Obligation to Indemnify

2.           Without limiting the Company’s right to indemnify you in accordance with the Company’s Amended and Restated Articles of Association, as amended and restated from time to time, the Company hereby irrevocably and (except as set forth in section 3 below) unconditionally agrees, obliges and undertakes, with no right to renege:

2.1.          To indemnify you for future Liabilities, obligations or expenses, as specified below, imposed on you or that you become liable to pay in consequence, directly or indirectly, of an Action done in your capacity as an Office Holder of the Company or in consequence of being an Office Holder (in either cases whether arising after or prior to the date hereof), in the Company or in another entity in which the Company holds shares or has interests, as specified in this Section below:

2.1.1.           a monetary Liability imposed on you or incurred by you in favor of another person pursuant to a judgment, including a judgment given in settlement or a court approved arbitrator's award, provided that such Liability is related, directly or indirectly, to one or more of the events specified in Exhibit A of this Undertaking and that the total indemnification amount will not exceed the amount specified in Section 2.2 below;

2.1.2.           reasonable litigation expenses, including legal fees, incurred by you in consequence of an investigation or proceeding filed or conducted against you by an authority that is authorized to file or conduct such investigation or proceeding, and that ended without filing an indictment against you and without imposing on you financial obligation in lieu of a criminal proceeding, or that ended without filing an indictment against you but with imposing on you a financial obligation in lieu of a criminal proceeding in respect of an offense that does not require the proof of criminal thought ("Machshava Plilit") or in connection with an administrative enforcement proceeding or a financial sanction. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on you in favor of an injured party as set forth in Section 52[54](a)(1)(a) of the Israeli Securities Law, 1968 (as amended, the “Securities Law”), and expenses that you incur in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

For the purposes of this Section 2.1.2: (i) a proceeding that ended without filing an indictment in a matter in respect of a which an investigation was conducted, means – closing the file pursuant to Section 62 of the Criminal Procedure Law [Combined Version] 5742 – 1982 (the “Criminal Procedure Law”) or a stay (postponement) of proceedings by the Attorney General pursuant to Section 231 of the Criminal Procedure Law; and (ii) “Financial obligation in lieu of a criminal proceeding,” means – a financial obligation imposed by law as an alternative to a criminal proceeding, including an administrative fine pursuant to the Administrative Offenses Law 5746 – 1985, a fine with respect to an offense which was determined as a “finable offense” under the Criminal Procedure Law, a monetary sanction or a forfeit ("Koffer").

2.1.3.           reasonable litigation expenses, including legal fees, incurred by you or which you are ordered to pay by a court, in proceedings filed against you by the Company, or on its behalf, or by another person, or in a criminal charge of which you were acquitted, or in a criminal charge of which you are convicted of an offence that does not require proof of criminal thought.

2.1.4           Any other Liability and/or litigation expenses (including legal fees), which, according to applicable law and the Company’s Amended and Restated Articles of Association, each as shall be in effect from time to time, the Company could indemnify an Office Holder for.

2.2.          The aggregate indemnification amount payable by the Company pursuant to Section 2.1.1 above (beyond, and in addition to, sums payable to you from insurance companies in connection with insurance policies that the Company has purchased), shall not exceed, in the aggregate pursuant to all the letters of indemnification that were issued by the Company to its Office Holders, an amount equal to the higher of (i) fifty percent (50%) of the Company’s net equity at the time of indemnification, as reflected on its most recent financial statements at such time, or (ii) the Company’s annual revenue in the year prior to the time of indemnification, (the “The Maximum Indemnification Amount”).

2.3.           In the event the indemnification amount the Company is required to pay to you, as set forth in Section 2.1.1 above, exceeds the Maximum Indemnification Amount (as existing at that time), the Maximum Indemnification Amount or its remaining balance will be divided pro rata between the Office Holders entitled to indemnification, based on the ratio between the amount each individual Office Holder is eligible to receive and the aggregate amount payable to all Office Holders at the time of the indemnification.

2.4.          Upon the occurrence of an event by virtue of which you are likely to be entitled to indemnification, the Company shall advance to you, from time to time (but no later than ten (10) days from your request), the funds required to cover the expenditures and payments related to handling the proceeding or investigation related to such event (including legal fees and expenses), in a manner that you shall not be required to pay for or personally finance such expenditures and payments (including your legal fees and expenses), subject to the conditions and instructions in this Undertaking.

2.5.          You will not be indemnified for any of the following:

2.5.1.           A breach of a fiduciary duty, except for a breach of a fiduciary duty while acting in good faith and having reasonable grounds to assume that such act would not harm the Company;

2.5.2.           A breach of the duty of care towards the Company, caused intentionally or recklessly, except for a breach done in negligence only;

2.5.3.           An act done with intent to make unlawful personal profit; or

2.5.4.           A fine, forfeiture, financial sanction or monetary penalty imposed upon you.

2.6           As part of the Company's undertakings in accordance with this Undertaking, the Company shall also produce any collateral, security, bond or other guarantee that you shall be required to produce as a result of any interim legal procedure (as long as the Company shall not be required to produce any collateral security or other guarantee in the event of a criminal procedure involving the proof of criminal thought) (the "Securities"), including any Securities that shall be required for the substitution of any encumbrances on any of your assets, provided, that the total amount of outstanding Securities, provided to you or to any other Office Holders of the Company, including seized Securities, together with the total monies received by you and other Office Holders in accordance with this Undertaking and similar undertakings provided by the Company, shall not exceed the Maximum Indemnification Amount.

Conditions to Indemnification

3.           The obligation to indemnify in accordance with this Undertaking is subject only to the conditions set forth in this Section 3:

3.1.          You shall notify the Company in writing of every legal proceeding that is brought against you in connection with any event that may entitle you to indemnification, and of every warning made to you in writing pertaining to legal proceedings that may be commenced against you. This notice shall be made in a timely manner, as soon as practicable after you shall first be aware of such proceedings or warning, and you shall provide the Company or, the person designated by the Company, all documents in connection with such proceedings.

3.2.          Upon the occurrence of an event that may entitle you to indemnification, you may appoint counsel of your choice, unless such counsel is reasonably deemed unacceptable by the Company (in which case you will select another counsel), and provided that you inform the Company as soon as practicable of the identity of the counsel. If you do not inform the Company of your choice of counsel as soon as practicable after the need to retain arises, the Company may (but is not obligated to) appoint counsel on your behalf, within forty-five (45) days from the time of receiving the notice described in Section 3.1 above (or within a shorter period of time if the matter requires filing a response in any proceeding); provided, however, that in the event that a conflict of interest shall arise between you and the Company, you shall be entitled to appoint counsel on your behalf in addition to such Company-appointed counsel, and the provisions of this Undertaking shall apply to fees and expenses you may incur as a result of such appointment.

3.3.          Subject to your prior written consent, which shall not be unreasonably withheld, the Company may decide to settle a monetary obligation in a civil proceeding. Your consent shall not be deemed unreasonably withheld if, as a result of such settlement, the lawsuit or the threat of a lawsuit against you shall not be fully and irrevocably dismissed, and any cause of action underlying such lawsuit or threat waived and released, without imposition on you of any Liability that is not fully indemnifiable hereunder.

3.4.          The Company and you shall cooperate with each other and with any counsel as set forth above in every manner that shall reasonably be required in connection with the handling of such legal proceedings, provided, that the Company shall cover all of your reasonable out-of-pocket expenses, subject to Section 3.2 above.

3.5.          You will not be indemnified for amounts you shall be required to pay as a result of a settlement, unless the Company agrees, in writing, to the settlement.

3.6.          The Company shall not be required to pay, according to this Undertaking, monies that were actually paid to you, or on your behalf or in your stead, through an insurance policy that the Company procured or through an obligation to any indemnification that was made by any other person other than the Company.  For avoidance of doubt, it shall be clarified that the indemnification amount according to this Undertaking shall be independent of, and in addition to, the amount that shall be paid (if paid) pursuant to an insurance policy and/or any other indemnification.

3.7.          Upon your request for an execution of a payment in connection to any event according to this Undertaking, the Company shall take all steps according to applicable law to pay such payment and will do all that is required to obtain any approval that is required. If any required approval is not given for any reason, a payment, or any part of it, that will not be approved, as said above, shall be subject to the approval of a court and the Company shall take all legal steps to attain the court’s approval. If any amount due to you pursuant to this Undertaking is not paid to you, fully and timely (and in no event later than thirty (30) days of your request), by the Company, you may, at any time thereafter, bring an action against the Company to recover the unpaid amount and you shall also be entitled to be paid for (and/or advanced) the reasonable litigation expenses (including legal fees) of bringing such action.

Term

4.           The Company’s obligations according to this Undertaking shall remain valid even if you have ceased to be an Office Holder of the Company, for any reason whatsoever, provided that acts for which you are given a commitment of indemnification were performed during the time you served as an Office Holder of the Company.

Reimbursement of the Company

5.           In the event that the Company shall pay to you or in your place any amount pertaining to this Undertaking in connection with a legal proceeding, and afterwards it shall be determined that you are not entitled to any indemnification from the Company, you shall be required to repay such amounts plus (i) linkage differentials linked to the Israeli Consumer Price Index; and (ii) interest at the minimum rate determined from time to time for purposes of Section 3(i) of the Income Tax Ordinance, 1961. You will be required to repay these sums to the Company when requested to do so in writing by the Company and in accordance with a payment schedule that the Company shall reasonably determine.

Insurance

6.           The Company shall maintain insurance with a reputable insurer to insure your liability for an obligation imposed on you in consequence of an act done in your capacity as an Office Holder of the Company, in any of the following cases:

6.1.    a breach of the duty of care towards the Company or towards another person.

6.2.    a breach of fiduciary duty towards the Company, provided that you acted in good faith and had reasonable basis to assume that the act would not harm the Company.

6.3.    a monetary obligation imposed on you in favor of another person.

6.4.  reasonable litigation expenses, including attorney fees, incurred by you as a result of an administrative enforcement proceeding instituted against you. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on you in favor of an injured party as set forth in Section 52[54](a)(1)(a) of the Securities Law and expenses that you incur in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

6.5.    Any other Liability and/or litigation expenses (including legal fees), for which, according to applicable law and the Company’s Amended and Restated Articles of Association, each as shall be in effect from time to time, the Company could maintain liability insurance for an Office Holder.

The abovementioned insurance for all of the Office Holders of the Company shall be in the total amount of not less than US$10,000,000 (ten million US Dollars). The Company undertakes to maintain such insurance during the period you serve as an Office Holder of the Company and for a period of 7 (seven) years commencing on the day you have ceased from serving as an Office Holder of the Company.

Non-Exclusivity

7.           The indemnification provided by this Undertaking shall not be deemed exclusive of any rights to which you may be entitled under the Company’s organizational documents, any agreement, any resolution of the Board or vote of shareholders, applicable law, or otherwise, both as to action in your official capacity and as to action in another capacity while holding such office.

Miscellaneous

8.           If, at the time of receipt of a notice by the Company pursuant to Section 3.1 above, the Company has a directors and officers liability insurance in effect, the Company will give prompt notice of the proceedings to the insurers in accordance with the procedures set forth in the policies and shall thereafter take all necessary or desirable action to cause such insurers to pay, on your behalf, all amounts payable as a result of such proceeding in accordance with the terms of such policies.

9.           This Undertaking may not be cancelled, amended, modified or supplemented in any respect, except by a subsequent writing executed by both the Company and you.

10.         The headings of the paragraphs of this Undertaking are inserted for convenience only and shall not be deemed to constitute part of this agreement or to affect the construction thereof.

11.         The Company’s obligations according to this Undertaking shall be interpreted broadly and in a manner that shall facilitate its implementation, to the fullest extent permitted by law, and for the purposes for which it was intended.  In the event of a conflict between any provision of this Undertaking and any provision of law that cannot be superseded, changed or amended, such provision of law shall supersede the specific provision in this Undertaking, but shall not limit or diminish the validity of the remaining provisions of this Undertaking.

12.         Neither this Undertaking nor any part thereof may be assigned or transferred to any third party and may not be relied upon by any third party, including, but not limited to, any insurance company. This Undertaking shall be binding upon the Company and its successors and assigns and shall inure to your benefit and the benefit of your heirs, executors and administrators.

13.         This Undertaking may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument. This undertaking may be executed by facsimile transmission.

14.         This Undertaking shall be governed by, interpreted and construed in accordance with the laws of the State of Israel. The competent courts in Tel Aviv, Israel shall have sole and exclusive jurisdiction regarding any dispute or claim arising hereunder.

15.         All notices and other communications under this Undertaking shall be in writing and shall be deemed duly given (i) if delivered by hand and receipted for by the party addressee, on the date of such receipt, or (ii) if mailed in Israel by domestic registered mail with postage prepaid, on the third business day after the date postmarked.  Addresses for notice to either party are as shown on the signature page of this Undertaking, or as subsequently modified by written notice.

Please indicate your acceptance to the terms of this Undertaking by signing and dating them and returning a counterpart hereof to us.

Sincerely yours,

Ellomay Capital Ltd.

By:
Name:	[Name]
Title:	[Title]

I agree to all terms of this Undertaking:

Signature:
Name:	[Name]
Date:	[Date]

Exhibit A - Indemnifiable Events

Subject to any provision of the law, the events are as follows, including any claim or demand of the following:

1.           The issuance of securities including, but not limited to, the offering of securities to the public according to a prospectus, a private offering, the issuance of bonus shares or any other manner of security offering.

2.           Any “Transaction”, as defined in Section 1 of the Companies Law, including any Transaction not in the ordinary course of business, including the negotiation for, the signing and the performance of such transaction, including transfer, sale, purchase or pledge of assets or liabilities (including securities), or the receiving of any right in any one of the above, receiving credit, granting securities and any Action connected directly or indirectly with such a Transaction.

3.           Any filing or announcement required by Companies Laws and/or applicable securities laws and/or according to rules and/or regulations adopted by any Stock Exchange the Company’s securities or the securities of any affiliates or subsidiaries of the Company are traded in.

4.           Any decision regarding distribution, as defined in the Companies Law, including but not limited to decisions and Actions in connection with repurchases of the Company’s securities.

5.           A change in the structure of the Company or the reorganization of the Company or any decision pertaining to these issues including, but not limited to, a merger, a split, a settlement between the Company and its shareholders and/or creditors, a change in the Company’s capital, the establishment of subsidiaries and their liquidation or sale, an allotment or distribution.

6.           An announcement, a statement, including a position taken, or an opinion made in good faith by an officer in the course of his duties and in conjunction with his duties, including during a meeting of the Company’s board of directors or one of its committees.

7.           An Action made in contradiction to the Company’s Memorandum of Association or Second Amended and Restated Articles of Association.

8.           Any Action or decision in relation to employer-employee relations, including the negotiation for, signing and performance of individual or collective employment agreements and other employees benefits (including allocation of securities to employees).

9.           Any Action or decision in relation to work safety and/or working conditions.

10.         Negotiation for, signing and performance of insurance policy.

11.         Any of the events set forth in this Exhibit A, pursuant to the Office Holder’s position in affiliated entities or in an entity controlled by the Company.

12.         Any claim or demand made by a customer, suppliers, contractors or other third parties transacting any form of business with the Company, its subsidiaries or affiliates, in the ordinary course of their business, relating to the negotiations or performance of such transactions, representations or inducements provided in connection thereto or otherwise.

13.         Participation and/or non participation at the Company’s meetings of the board of directors or committees thereof, bona fide expression of opinion and/or voting and/or abstention from voting at the Company’s meetings of the board of directors or committees thereof.

14.         Any claim or demand made under any securities laws or by reference thereto, or related to the failure to disclose any information in the manner or time such information is required to be disclosed pursuant to such laws, or related to inadequate or improper disclosure of information to shareholders, or prospective shareholders, or related to the purchasing, holding or disposition of securities of the Company or any affiliates or subsidiaries of the Company or any other investment activity involving or affected by such securities, including any actions relating to an offer or issuance of securities of the Company or of its subsidiaries and/or affiliates to the public by prospectus or privately by private placement, in Israel or abroad, including the details that shall be set forth in the documents in connection with execution thereof.

15.         Any claim or demand made for actual or alleged infringement, misappropriation or misuse of any third party’s intellectual property rights including, but not limited to confidential information, patents, copyrights, design rights, service marks, trade secrets, copyrights, misappropriation of ideas by the Company, its subsidiaries or affiliates.

16.         Any claim or demand made by any third party suffering any personal injury and/or bodily injury and/or property damage to business or personal property through any act or omission attributed to the Company, its subsidiaries or affiliates, or their respective employees, agents or other persons acting or allegedly acting on their behalf.

17.         Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company or any subsidiary or affiliate thereof, or their respective directors, officers and employees, to pay, report, keep applicable records or otherwise, of any foreign, federal, state, country, local, municipal or city taxes or other compulsory payments of any nature whatsoever, including without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.

18.         Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations proceedings or notices of noncompliance or violation by any governmental entity or other person alleging potential responsibility or liability (including potential responsibility or liability for costs of enforcement, investigation, cleanup, governmental response, removal or remediation, for natural resources damages, property damage, personal injuries, or penalties or contribution, indemnification, cost recovery, compensation, or injunctive relief) arising out of, based on or related to (a) the presence of, release spill, emission, leaking, dumping, pouring, deposit, disposal , discharge, leaching or migration into the environment (each a “Release”) or threatened Release of, or exposure to, any hazardous, toxic, explosive or radioactive substance, wastes or other substances or wastes of any nature regulated pursuant to any environmental law, at any location, whether or not owned, operated, leased or managed by the Company or any of its subsidiaries, or (b) circumstances forming the basis of any violation of any environmental law, environmental permit, license, registration or other authorization required under applicable environmental and/or  public health law.

19.         Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any of its subsidiaries and/or affiliates, or any of their respective business operations.

20.         Actions in connection with the Company’s testing of products and/or in connection with the sale, distribution, license or use of such products.

21.         Act or omissions resulting in the failure to maintain appropriate insurance and/or inadequate safety measures and/or a malpractice of risk management.

22.         Any occurrences in connection with investments the Company makes in other corporations or businesses whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof.

23.         Selling, buying or holding marketable securities for or on behalf of the Company, and decisions as to the investment of funds of the Company in accounts, securities, and the like and decisions concerning other financial transactions, such as hedging transactions.